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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17 a-5 PART III	FACING PAGE Information Required of Broker and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. ~~8-51291~~ 8-36623

REPORT FOR THE PERIOD BEGINNING - 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Joseph James Financial Services, Inc.

Official Use Only

Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

3993 Ridgemont Court
(No. and Street)

Rochester	**Michigan**	**48306**
(City)	(State)	(Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Giordano **(248) 371-9990**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Rehmann Robson	5750 New King Street, Suite 200	Troy	MI	48098
	(Number and Street)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

❖ Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410(1-78)

AB
3/6

OATH OR AFFIRMATION

I, **Joseph Giordano,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Joseph James Financial Services, Inc.**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BONNIE BRADY
Notary Public - State of Florida
My Comm. Expires Jun 28, 2013
Commission # DD 902880

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1. and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

JOSEPH JAMES FINANCIALSERVICES, INC.

TABLE OF CONTENTS

Rehmann

CPAs • Business Consultants • Financial Advisors

INDEPENDENT AUDITORS' REPORT

February 21, 2010

Shareholder
Joseph James Financial Services, Inc.
Rochester, Michigan

We have audited the accompanying statement of financial condition of ***Joseph James Financial Services, Inc.*** as of December 31, 2009, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Joseph James Financial Services, Inc.*** as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on Page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson

JOSEPH JAMES FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Assets	
Cash (equal to total assets)	$ 12,108

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Accrued expenses (equal to total liabilities)	$ 3,000
Shareholder's equity	
Common stock, $1.00 par value; authorized 50,000 shares issued and outstanding 7,900 shares	7,900
Retained earnings	1,208
Total shareholder's equity	**9,108**
Total liabilities and shareholder's equity	**$ 12,108**

The accompanying notes are an integral part of these financial statements.

JOSEPH JAMES FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

Year Ended December 31, 2009

Revenues		
Commissions	$	103,253
Interest		155
Total revenues		**103,408**
Direct expenses		
Wages		70,000
Commissions		3,237
Total direct expenses		**73,237**
Gross profit		**30,171**
Operating expenses		
Regulatory fees, taxes and expenses		4,528
Payroll taxes		5,979
Other expense		17,240
Total operating expenses		**27,747**
Net income	**$**	**2,424**

The accompanying notes are an integral part of these financial statements.

JOSEPH JAMES FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Year Ended December 31, 2009

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances, January 1, 2009	**7,900**	**$ 7,900**	**$ 4,078**	**$ 11,978**
Dividends paid	-	-	(5,294)	(5,294)
Net income	-	-	2,424	2,424
Balances, December 31, 2009	**7,900**	**$ 7,900**	**$ 1,208**	**$ 9,108**

The accompanying notes are an integral part of these financial statements.

JOSEPH JAMES FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2009

Cash flows from operating activities		
Net income	$	2,424
Adjustment to reconcile net income to net cash used in operating activities		
Net changes in operating assets and liabilities which provided cash		
Accounts receivable		200
Accrued expenses		2,820
Net cash used in operating activities		**5,444**
Cash flows used in financing activities		
Dividends paid		(5,294)
Net decrease in cash and cash equivalents		**150**
Cash, beginning of year		11,958
Cash, end of year	**$**	**12,108**

The accompanying notes are an integral part of these financial statements.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Joseph James Financial Services, Inc. (the "Company") is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company's revenues are primarily generated through the sale of financial products and investment advisory services to individuals.

Method of Accounting

Joseph James Financial Services, Inc. records revenue and expense using the accrual method of accounting.

Cash

Cash and cash equivalents consist of demand deposits in banks and cash on hand.

Income Tax

In 2006, the Corporation's shareholder elected under the applicable provisions of the Internal Revenue Code to be taxed under the subchapter S Corporation rules. Under such provisions the company generally does not incur a Federal income tax liability. Instead, net income or loss is included in computing the taxes of the sole individual shareholder. Accordingly, no provision for federal or state income taxes is provided in these financial statements.

Fees Payable

The Company accrues commissions payable to the sales representatives when the related accounts receivable is realized at the time the related security is sold. Payment of the fees is made upon collection of the related receivable. As of the balance sheet date, the Company was current with the payment of all related fees payable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting year. Actual results could differ from those estimates.

Securities Transactions

Commission revenue and related expenses on security transactions are recognized on a trade date basis.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital in an amount which is the greater of $50,000 or 6.7% of aggregate indebtedness ($5,000) at December 31, 2009, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $9,108, which was $4,108 in excess of the required amount of net capital. The Company's net capital ratio was 0.33 to 1.

* * * * *

SUPPLEMENTARY SCHEDULE

JOSEPH JAMES FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

Net capital		
Total shareholder's equity (equal to net capital)	$	**9,108**
Aggregate indebtedness		
Items included in statement of financial condition		
Accrued expenses (equal to total aggregate indebtedness)	$	**3,000**
Computation of basic net capital requirement		
Minimum dollar net capital requirement	$	5,000
Excess net capital	$	4,108
Ratio of aggregate indebtedness to net capital		32.9%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)		
Net capital, as reported in Company's Part II (unaudited) FOCUS	$	7,108
Audit adjustments to record accrued expenses		(3,000)
Net capital, per above	$	**4,108**

Rehmann

CPAs • Business Consultants • Financial Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

February 21, 2010

Shareholder
Joseph James Financial Services, Inc.
Rochester, Michigan

In planning and performing our audit of the financial statements and supplemental schedule of ***Joseph James Financial Services, Inc.*** (the "Company") for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting, including control activities for safeguarding securities, as a basis for designating our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's financial statements that is more than inconsequential will not be prevented or detected by the company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not indentify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and any other regulatory agencies that rely on

rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

JOSEPH JAMES FINANCIAL SERVICES, INC.
Rochester, Michigan

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
IN ACCORDANCE WITH RULE 17a-5

For the Year Ended December 31, 2009

Rehmann
Business wisdom delivered.

JOSEPH JAMES FINANCIAL SERVICES, INC.
Rochester, Michigan

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
IN ACCORDANCE WITH RULE 17a-5

For the Year Ended December 31, 2009